File No. 812-15124

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE ACT AND RULE 17d-l UNDER THE ACT

In the Matter of the Application of

NEUBERGER BERMAN BDC LLC; NB Private Markets Fund II (Master) LLC; NB Private Markets Fund III (Master) LLC; NB Crossroads Private Markets Fund IV Holdings LLC; NB Crossroads Private Markets Fund V Holdings LP; NB Crossroads Private Markets Fund VI Holdings LP; NB Crossroads Private Markets Access Fund LLC; NB ALTERNATIVES ADVISERS LLC; NEUBERGER BERMAN INVESTMENT ADVISERS LLC; Columbia NB Crossroads Fund II LP; GOLDEN ROAD CAPITAL POOLING L.P.; MEP OPPORTUNITIES FUND HOLDINGS LP; NB - IOWA’S PUBLIC UNIVERSITIES LP; NB 1 PE INVESTMENT HOLDINGS LP; NB 1911 LP; NB AGI PE PORTFOLIO II FUND LP; NB ASGA FUND HOLDINGS LP; NB AYAME HOLDINGS LP; NB BLUE ENSIGN FUND LP; NB CASPIAN HOLDINGS LP; NB CPEG FUND HOLDINGS LP; NB CROSSROADS 23 LC HOLDINGS LP; NB CROSSROADS 23 MC HOLDINGS LP; NB CROSSROADS 23 SS HOLDINGS LP; NB CROSSROADS 23 VC HOLDINGS LP; NB CROSSROADS XXII – MC HOLDINGS LP; NB CROSSROADS XXII – VC HOLDINGS LP; NB CRYSTAL PE HOLDINGS LP; NB ENHANCED INCOME HOLDINGS LP; NB EURO CROSSROADS 2018 HOLDINGS SCSP; NB EURO CROSSROADS 2021 HOLDINGS SCSP; NB FLAMINGO PRIVATE DEBT LP; NB FLAT CORNER PE HOLDINGS LP; NB GEMINI FUND LP; NB GRANITE PRIVATE DEBT LP; NB GREENCASTLE LP; NB INITIUM INFRASTRUCTURE (EUR) HOLDINGS LP; NB INITIUM INFRASTRUCTURE (USD) HOLDINGS LP; NB INITIUM PE (EUR) HOLDINGS LP; NB INITIUM PE (USD) HOLDINGS LP; NB K-P LOAN PARTNERS LP; NB PA CO-INVESTMENT FUND LP; NB PD III HOLDINGS (LO) LP; NB PD III HOLDINGS (LS) LP; NB PD III HOLDINGS (UO) LP; NB PD III HOLDINGS (US) LP; NB PEP HOLDINGS LIMITED; NB PINNACOL ASSURANCE FUND LP; NB PRIVATE DEBT FUND LP; NB PRIVATE DEBT II HOLDINGS LP; NB PRIVATE EQUITY CREDIT OPPORTUNITIES HOLDINGS LP; NB REMBRANDT HOLDINGS 2018 LP; NB REMBRANDT HOLDINGS 2020 LP; NB RENAISSANCE PARTNERS HOLDINGS S.A R.L.; NB RESOF HOLDINGS LP; NB RESOF SP1 LP; NB RP CO-INVESTMENT & SECONDARY FUND LLC; NB RPPE PARTNERS LP; NB SBS US 3 FUND LP; NB SELECT OPPS III MHF LP; NB SHP FUND HOLDINGS LP; NB SOF III HOLDINGS LP; NB SOF IV CAYMAN HOLDINGS LP; NB SOF IV HOLDINGS LP; NB SOF V CAYMAN HOLDINGS LP; NB SOF V HOLDINGS LP; NB SONORAN FUND LIMITED PARTNERSHIP; NB STAR BUYOUT STRATEGY 2020 HOLDINGS LTD; NB STRATEGIC CAPITAL LP; NB STRATEGIC CO-INVESTMENT PARTNERS IV HOLDINGS LP; NB WILDCATS FUND LP; NB ZCF LP; NBAL HOLDINGS LP; NBFOF IMPACT - HOLDINGS LP; NBPD III EQUITY CO-INVEST HOLDINGS A LP; NB-SOMPO RA HOLDINGS LP; NEUB HOLDINGS LP; NEUBERGER BERMAN / NEW JERSEY CUSTOM INVESTMENT FUND III LP; NYC-NORTHBOUND EMERGING MANAGERS PROGRAM LP; NYSCRF NB CO-INVESTMENT FUND LLC; NYSCRF NB CO-INVESTMENT FUND II LLC; OLIVE CAYMAN HOLDINGS LTD; PECO-PD III BORROWER LP; SJFED PRIVATE EQUITY STRATEGIC PARTNERSHIP, L.P.; SJPF PRIVATE EQUITY STRATEGIC PARTNERSHIP, L.P.; SOLEIL 2020 CAYMAN HOLDINGS LTD; SUNBERG PE OPPORTUNITIES FUND LLC; TORANOMON PRIVATE EQUITY 1, L.P.

1290 Avenue of the Americas
New York, NY 10104

All Communications, Notices and Orders to:

Mark Salzberg

Chief Compliance Officer

NB Alternatives Advisers LLC

1290 Avenue of the Americas

New York, NY 10104

(212) 476-9000

Copies to:

Nicole M. Runyan

William J. Tuttle

Proskauer Rose LLP

Eleven Times Square

New York, NY 10036

(212) 969-3000

September 11, 2020

I.                    INTRODUCTION

1.	Requested Relief

Neuberger Berman BDC LLC (“NBBDC”) and its related entities, identified in section I.2 below, hereby request an order (the “Order”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “Act”),1 and Rule 17d-1 thereunder2 authorizing certain joint transactions that otherwise would be prohibited by either or both of Sections 17(d) and 57(a)(4) as modified by the exemptive rules adopted by the U.S. Securities and Exchange Commission (the “Commission”) under the Act.

In particular, the relief requested in this amended and restated application (the “Application”) would allow one or more Regulated Funds (as defined below) and/or one or more Affiliated Funds (as defined below) to participate in the same investment opportunities where such participation would otherwise be prohibited under Section 17(d) or 57(a)(4) and the rules under the Act. All existing entities that currently intend to rely on the Order have been named as Applicants (as defined below) and any existing or future entities that may rely on the Order in the future will comply with the terms and Conditions (as defined below) set forth in this Application.3

2.	Applicants Seeking Relief

•	NBBDC, an externally managed, closed-end, non-diversified management investment company that intends to elect to be regulated as a BDC (as defined below) under the Act;

•	NB Private Markets Fund II (Master) LLC, a closed-end management investment company registered under the Act (“NB Private Markets II”);

•	NB Private Markets Fund III (Master) LLC, a closed-end management investment company registered under the Act (“NB Private Markets III”);

•	NB Crossroads Private Markets Fund IV Holdings LLC, a closed-end management investment company registered under the Act (“NB Private Markets IV”);

•	NB Crossroads Private Markets Fund V Holdings LP, a closed-end management investment company registered under the Act (“NB Private Markets V”);

•	NB Crossroads Private Markets Fund VI Holdings LP, a closed-end management investment company registered under the Act (“NB Private Markets VI”);

•	NB Crossroads Private Markets Access Fund LLC, a closed-end management investment company registered under the Act (“NB Private Markets Access” and, collectively with NB Private Markets II, NB Private Markets III, NB Private Markets IV, NB Private Markets V and NB Private Markets VI, the “Existing Regulated Funds”);

[1]	Unless otherwise indicated, all section references herein are to the Act.
[2]	Unless otherwise indicated, all rule references herein are to rules under the Act.
[3]	Applicants make reference to the exemptive order granted to, among others, NBAA on May 8, 2017 (the “Existing Order”). Excelsior Private Markets Fund II (Master), LLC, et al. (File No. 812-14548-05) Investment Company Act Rel. Nos. 32597 (April 10, 2017) (notice) and 32628 (May 8, 2017) (order). Applicants advise that the Order requested hereby would supersede the Existing Order, with the result that no person will continue to rely on the Existing Order if the Order is granted.

•	NB Alternatives Advisers LLC (“NBAA”), investment adviser to the Existing Affiliated Funds (as defined below) and to NBBDC and the Existing Regulated Funds, on behalf of itself and its successors[4], and Neuberger Berman Investment Advisers LLC (“NBIA”), the investment sub-adviser to certain Existing Regulated Funds and investment adviser to certain Future Regulated Funds (as defined below), on behalf of itself and its successors. NBAA and NBIA, with respect to the Affiliated Funds and Regulated Funds they advise, are referred to as the “NB Advisers.” Each of the NB Advisers is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). NBAA, and its direct and indirect wholly-owned subsidiaries, from time to time may hold various financial assets in a principal capacity (together, in such capacity, the “Existing NB Proprietary Accounts” and, together with any Future NB Proprietary Account (as defined below), the “NB Proprietary Accounts”); and

•	the investment vehicles identified in Appendix A, each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1) or 3(c)(7) (the “Existing Affiliated Funds” and, together with NBBDC, the Existing Regulated Funds and the NB Advisers, the “Applicants”).

3.	Defined Terms

“Adviser” means NBAA and NBIA, together with any future investment adviser that (i) controls, is controlled by or is under common control with NBAA or NBIA, as applicable, (ii) is registered as an investment adviser under the Advisers Act and (iii) is not a Regulated Fund or a subsidiary of a Regulated Fund.

“Advisers to Affiliated Funds” means NBAA, NBIA and any other Adviser that, in the future, serves as investment adviser to one or more Affiliated Funds.

“Advisers to Regulated Funds” means NBAA and NBIA, with respect to their management of NBBDC and the Existing Regulated Funds, and any other Adviser that, in the future, serves as investment adviser to one or more Regulated Funds.

“Affiliated Fund5” means the Existing Affiliated Funds, the Existing NB Proprietary Accounts, any Future Affiliated Fund (as defined below) and any Future NB Proprietary Account.

[4]	The term successor, as applied to each Adviser, means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.
[5]	Affiliated Funds may include funds that are ultimately structured as collateralized loan obligation funds (“CLOs”). Such CLOs would be investment companies but for the exception provided in Section 3(c)(7) or their ability to rely on Rule 3a-7. During the investment period of a CLO, the CLO may engage in customary transactions with another Affiliated Fund on a secondary basis at fair market value. For purposes of the Order, any securities that were acquired by an Affiliated Fund in a Co-Investment Transaction (as defined below) that are then transferred to an Affiliated Fund that is or will become a CLO (an “Affiliated Fund CLO”) will be treated as if the Affiliated Fund CLO acquired such securities in a Co-Investment Transaction and such securities will remain subject to the Order.

“BDC” means a business development company under the Act.6

“Board” means, with respect to a Regulated Fund, the board of directors (or the equivalent) of the Regulated Fund.

“Board-Established Criteria” means criteria that the Board of a Regulated Fund may establish from time to time to describe the characteristics of Potential Co-Investment Transactions (as defined below) regarding which the Adviser to the Regulated Fund should be notified under Condition 1. The Board-Established Criteria will be consistent with the Regulated Fund’s Objectives and Strategies (as defined below). If no Board-Established Criteria are in effect, then the Regulated Fund’s Adviser will be notified of all Potential Co-Investment Transactions that fall within the Regulated Fund’s then-current Objectives and Strategies. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as industry/sector of the issuer, minimum EBITDA of the issuer, asset class of the investment opportunity or required commitment size, and not on characteristics that involve a discretionary assessment. The Adviser to the Regulated Fund may from time to time recommend criteria for the Board’s consideration, but Board-Established Criteria will only become effective if approved by a majority of the Independent Directors (as defined below). The Independent Directors of a Regulated Fund may at any time rescind, suspend or qualify their approval of any Board-Established Criteria, although Applicants anticipate that, under normal circumstances, a Board would not modify these criteria more often than quarterly.

“Close Affiliate” means the Advisers, the Regulated Funds, the Affiliated Funds and any other person described in Section 57(b) (after giving effect to Rule 57b-1) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose), except for limited partners included solely by reason of the reference in Section 57(b) to Section 2(a)(3)(D).

“Co-Investment Program” means the proposed co-investment program that would permit one or more Regulated Funds and/or one or more Affiliated Funds to participate in the same investment opportunities where such participation could otherwise be prohibited under Section 57(a)(4) and Rule 17d-1 by (a) co-investing with each other in securities issued by issuers in private placement transactions in which an Adviser negotiates terms in addition to price7 and (b) making Follow-On Investments (as defined below).

“Co-Investment Transaction” means any transaction in which a Regulated Fund (or its Wholly-Owned Investment Sub (defined below)) participated together with one or more Regulated Funds and/or one or more Affiliated Funds in reliance on the Order.

“Disposition” means the sale, exchange or other disposition of an interest in a security of an issuer.

“Eligible Directors” means, with respect to a Regulated Fund and a Potential Co-Investment Transaction, the members of the Regulated Fund’s Board eligible to vote on that Potential Co-Investment Transaction under Section 57(o).

[6]	Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.
[7]	The term “private placement transactions” means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”).

“Follow-On Investment” means an additional investment in the same issuer, including, but not limited to, through the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.

“Future Affiliated Fund” means any entity formed in the future (a) whose investment adviser is an Adviser, (b) that either (x) would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) or (y) relies on Rule 3a-7 and (c) that intends to participate in the Co-Investment Program.

“Future NB Proprietary Accounts” means any direct or indirect, wholly- or majority-owned subsidiary of NBAA, or any other Adviser, formed in the future that, from time to time, may hold various financial assets in a principal capacity.

“Future Regulated Fund” means a closed-end management investment company formed in the future (a) that is registered under the Act or has elected to be regulated as a BDC, (b) whose investment adviser is an Adviser and (c) that intends to participate in the Co-Investment Program.

“Independent Director” means a member of the Board of any relevant entity who is not an “interested person” as defined in Section 2(a)(19). No Independent Director of a Regulated Fund will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

“JT No-Action Letters” means SMC Capital, Inc., SEC No-Action Letter (pub. avail. Sept. 5, 1995) and Massachusetts Mutual Life Insurance Company, SEC No-Action Letter (pub. avail. June 7, 2000).

“Objectives and Strategies” means, with respect to any Regulated Fund, its investment objectives and strategies, as described in its most current registration statement on Form N-2, other current filings with the Commission under the Securities Act or under the Securities Exchange Act of 1934, as amended, and its most current report to stockholders.

“Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Sub) could not participate together with one or more other Regulated Funds and/or one or more Affiliated Funds without obtaining and relying on the Order.

“Pre-Boarding Investments” are investments in an issuer held by a Regulated Fund as well as one or more other Regulated Funds and/or one or more Affiliated Funds that were acquired prior to participating in any Co-Investment Transaction in:

(i)        transactions in which the only term negotiated by or on behalf of such funds was price in reliance on one of the JT No-Action Letters; or

(ii)       transactions occurring at least 90 days apart and without coordination between the Regulated Fund and any Affiliated Fund or other Regulated Fund.

“Regulated Funds” means NBBDC, any Existing Regulated Fund and any Future Regulated Fund.

“Related Party” means (i) any Close Affiliate and (ii), in respect of matters as to which any Adviser has knowledge, any Remote Affiliate.

“Remote Affiliate” means any person described in Section 57(e) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) and any limited partner holding 5% or more of the relevant limited partner interests that would be a Close Affiliate but for the exclusion in the definition of such term.

“Required Majority” means a “required majority” as defined in Section 57(o).8

“Tradable Security” means a security that at the time of Disposition:

(i)        trades on a national securities exchange or designated offshore securities market, as defined in Rule 902(b) under the Securities Act;

(ii)       is not subject to restrictive agreements with the issuer or other securityholders; and

(iii)      trades with sufficient volume and liquidity (findings as to which are documented by the Advisers to any Regulated Funds holding investments in the issuer and retained for the life of the Regulated Fund) to allow each Regulated Fund to dispose of its entire position remaining after the proposed Disposition within a short period of time not exceeding 30 days at approximately the value (as defined by Section 2(a)(41)) at which the Regulated Fund has valued the investment.

“Wholly-Owned Investment Sub” means an entity (i) that is wholly-owned by NBBDC, an Existing Regulated Fund or a Future Regulated Fund (with such Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of such Regulated Fund; (iii) with respect to which such Regulated Fund’s Board has the sole authority to make all determinations with respect to the entity’s participation under the Conditions to this Application; and (iv) that would be an investment company but for Section 3(c)(1) or 3(c)(7).

II.                 APPLICANTS

Each Applicant below may be deemed to be directly or indirectly controlled by Neuberger Berman Group LLC (“Neuberger Berman Group”). This entity owns controlling interests in the Advisers and thus may be deemed to control the Regulated Funds and Affiliated Funds. Neuberger Berman Group, however, does not currently offer investment advisory services to any person and is not expected to do so in the future. Accordingly, Neuberger Berman Group has not been included as an Applicant. Neuberger Berman Group’s voting equity is owned by NBSH Acquisition, LLC (“NBSH”). NBSH is owned by current and former Neuberger Berman Group employees, directors, consultants and, in certain instances, their permitted transferees.

1.	Neuberger Berman BDC LLC

NBBDC was organized as a Maryland limited liability company on March 23, 2020 and expects to commence operations promptly. NBBDC will seek to generate current income and, to a lesser extent, capital appreciation by investing primarily in senior secured, floating rate loans and other similar debt investments of U.S. middle-market companies. NBBDC intends to file an election to be regulated as a BDC and an election to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to make such election in the future. NBBDC’s principal place of business is 1290 Avenue of the Americas, New York, NY 10104.

[8]	In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o).

Prior to the election to be regulated as a BDC, NBBDC will operate as a private investment company and will rely on the exemption from the definition of an investment company available under Section 3(c)(7). Following the election to be regulated as a BDC, NBBDC will be a non-diversified, closed-end management investment company.

Investment decisions will made by NBAA, the investment adviser to NBBDC. NBBDC intends to have a Board, a majority of which will be Independent Directors, and NBBDC’s business affairs will be managed under the direction of the Board.

2.	NB Private Markets Fund II (Master) LLC

NB Private Markets II was organized as a Delaware limited liability company on September 8, 2010. NB Private Markets II is a non-diversified, closed-end management investment company registered under the Act. In addition, NB Private Markets II is treated as a partnership for tax purposes under the Code, and intends to continue to be treated as a partnership in the future. NB Private Markets II seeks to provide attractive long-term returns to investors through investments in a diversified portfolio of professionally managed private equity funds and select direct investments in portfolio companies. NB Private Markets II’s principal place of business is 325 North Saint Paul Street, 49th Floor, Dallas, TX 75201.

The Board of NB Private Markets II has six members, each of whom is an Independent Director.

3.	NB Private Markets Fund III (Master) LLC

NB Private Markets III was organized as a Delaware limited liability company on March 18, 2013. NB Private Markets II is a non-diversified, closed-end management investment company registered under the Act. In addition, NB Private Markets III is treated as a partnership for tax purposes under the Code, and intends to continue to be treated as a partnership in the future. NB Private Markets III seeks to provide attractive long-term returns to investors through investments in a diversified portfolio of professionally managed private equity funds and select direct investments in portfolio companies. NB Private Markets III’s principal place of business is 325 North Saint Paul Street, 49th Floor, Dallas, TX 75201.

The Board of NB Private Markets III has six members, each of whom is an Independent Director.

4.	NB Crossroads Private Markets Fund IV Holdings LLC

NB Private Markets IV was organized as a Delaware limited liability company on November 10, 2015. NB Private Markets IV is a non-diversified, closed-end management investment company registered under the Act. In addition, NB Private Markets IV is treated as a partnership for tax purposes under the Code, and intends to continue to be treated as a partnership in the future. NB Private Markets IV’s investment objective is to provide attractive risk-adjusted returns through diversified portfolio of professionally managed private equity funds and select direct investments in portfolio companies. NB Private Markets IV’s principal place of business is 325 North Saint Paul Street, 49th Floor, Dallas, TX 75201.

The Board of NB Private Markets IV has six members, each of whom is an Independent Director.

5.	NB Crossroads Private Markets Fund V Holdings LP

NB Private Markets V was organized as a Delaware limited partnership on March 30, 2017. NB Private Markets V is a non-diversified, closed-end management investment company registered under the Act. In addition, NB Private Markets V is treated as a partnership for tax purposes under the Code. NB Private Markets V’s investment objective is to provide attractive long-term returns by investing in a diversified global portfolio of high quality third-party private equity funds, including secondary investments in underlying portfolio funds acquired from investors in such portfolio funds, and by co-investing directly in portfolio companies alongside portfolio funds and other private equity firms. NB Private Markets V’s principal place of business is 325 North Saint Paul Street, 49th Floor, Dallas, TX 75201.

The Board of NB Private Markets V has six members, each of whom is an Independent Director.

6.	NB Crossroads Private Markets Fund VI Holdings LP

NB Private Markets VI was organized as a Delaware limited partnership on June 1, 2018. NB Private Markets VI is a non-diversified, closed-end management investment company registered under the Act. In addition, NB Private Markets VI has elected to be treated as a RIC under Subchapter M of the Code, and intends to continue to make such election in the future. NB Private Markets VI’s investment objective is to provide attractive long-term returns by investing in a diversified global portfolio of high quality third- party private equity funds, including secondary investments in underlying portfolio funds acquired from investors in such portfolio funds, pursuing investment strategies in small and mid-cap buyout, large-cap buyout, special situations (primarily distressed-oriented strategies), and venture and growth capital, and by co-investing directly in portfolio companies alongside portfolio funds and other private equity firms. NB Private Markets VI’s principal place of business is 325 North Saint Paul Street, 49th Floor, Dallas, TX 75201.

The Board of NB Private Markets VI has six members, each of whom is an Independent Director.

7.	NB Crossroads Private Markets Access Fund LLC

NB Private Markets Access was organized as a Delaware limited liability company on July 10, 2020. NB Private Markets Access is a non-diversified, closed-end management investment company registered under the Act. In addition, NB Private Markets Access intends to file an election to be treated as a RIC under Subchapter M of the Code and intends to continue to make such election in the future. NB Private Markets Access’s investment objective is to seek to provide attractive, long-term capital appreciation by investing primarily in an actively managed portfolio of private equity investments. NB Private Markets Access’s principal place of business is 1290 Avenue of the Americas, New York, NY 10104.

NB Private Markets Access is newly organized, and its Board currently has one initial member who is not an Independent Director. NB Private Markets Access intends to expand its Board, which will then be comprised entirely of Independent Directors.

8.	NB Alternatives Advisers LLC

NBAA, a Delaware limited liability company, is a registered investment adviser under the Advisers Act. NBAA is directly owned by NB Alternatives Holdings LLC and Neuberger Berman AA LLC, each of which is a subsidiary of Neuberger Berman Group.

NBAA provides alternative investment strategies directly or indirectly to, among others, large public and private pension funds, academic and charitable institutions, registered closed-end investment companies and vehicles, and other sophisticated investors. NBAA’s advisory business is focused on providing services to (i) private investment funds; (ii) separate accounts for third-party clients; and (iii) registered funds. NBAA serves as the investment sub-adviser to certain of the Existing Regulated Funds.

Subject to the overall supervision of the Board, NBAA will manage the day-to-day operations of, and provide investment advisory and management services to, NBBDC. Under the proposed terms of an investment advisory agreement by and between NBBDC and NBAA (the “NBBDC Investment Advisory Agreement”), NBAA will: (i) determine the composition of NBBDC’s investment portfolio, the nature and timing of the changes to such portfolio and the manner of implementing such changes; (ii) identify, evaluate and negotiate the structure of investments (including performing due diligence on prospective portfolio companies); (iii) close and monitor investments; and (iv) determine the securities and other assets to be purchased, retained or sold. Prior to NBBDC’s election to be regulated as a BDC, NBBDC will enter into a replacement investment advisory agreement that complies with the Act. NBAA expects that the terms of a replacement investment advisory agreement will provide it with broad authority to oversee NBBDC’s portfolio that is substantially similar to the authority granted to it under the current NBBDC Investment Advisory Agreement.

9.	Neuberger Berman Investment Advisers LLC

NBIA, a Delaware limited liability company, is a registered investment adviser under the Advisers Act. NBIA is an indirect, wholly-owned subsidiary of Neuberger Berman Group and provides investment advisory services to the Neuberger Berman Group open-end and closed-end funds that are registered under the Act, including certain of the Existing Regulated Funds. NBIA also provides investment strategies, including a full-range of equity, fixed income and alternatives, directly or indirectly to, among others, large public and private pension funds, academic and charitable institutions, corporate entities, and high net worth individuals. Neuberger Berman Group’s voting equity is owned by NBSH. NBIA may act as the investment adviser to Future Regulated Funds.

10.	Existing Affiliated Funds

NBAA or NBIA is the investment adviser to the Existing Affiliated Funds. A complete list of the Existing Affiliated Funds is included in Appendix A.

III.              ORDER REQUESTED

Applicants respectfully request an Order of the Commission under Sections 17(d) and 57(i) and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds to enter into Co-Investment Transactions with each other.

The Regulated Funds and the Affiliated Funds seek relief to enter into Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by either or both of Section 17(d) or Section 57(a)(4) and the rules under the Act. This Application seeks relief in order to (i) enable the Regulated Funds and Affiliated Funds to avoid, among other things, the practical commercial and/or economic difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Funds and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

Similar to the standard precedent used for the majority of co-investment applications (collectively, the “Standard Precedent”), Applicants seek relief that would permit Co-Investment Transactions in the form of initial investments, Follow-On Investments and Dispositions of investments in an issuer. In these cases, the terms and Conditions of this Application would govern the entire lifecycle of an investment with respect to a particular issuer, including both the initial investment and any subsequent transactions. Unlike the Standard Precedent, Applicants also seek the ability to make Follow-On Investments and Dispositions in issuers where the Regulated Funds and Affiliated Funds did not make their initial investments in reliance on the Order. Applicants seek this flexibility because the Regulated Funds and Affiliated Funds may, at times, invest in the same issuer without engaging in a prohibited joint transaction but then find that subsequent transactions with that issuer would be prohibited under the Act. Through the proposed “onboarding process,” discussed below, Applicants would, under certain circumstances, be permitted to rely on the Order to complete subsequent Co-Investment Transactions. In section III.1.a below, Applicants first discuss the overall investment process that would apply to initial investments under the Order, as well as subsequent transactions with issuers. In sections III.1.c and III.1.d, Applicants discuss additional procedures that apply to Follow-On Investments and Dispositions, including the onboarding process that applies when initial investments were made without reliance on the Order.

1.	Overview

As of December 31, 2019, NBAA and NBIA managed over $85 billion and $250 billion of capital, respectively. Each Adviser manages the assets entrusted to it by its clients in accordance with its fiduciary duty to those clients and, in the case of NBBDC once its BDC election is made, the Act.

NBAA maintains relationships with more than 540 private equity firms across a diverse range of geographies, enterprise value sizes, industries and transaction types, and this broad coverage of the private equity space generates a significant volume of investment opportunities (including more than 4,600 potential opportunities reviewed over the past 5 years as of December 31, 2019). As a result, the Advisers must determine how to allocate those opportunities in a manner that is, over time, fair and equitable to all of their clients and, following the BDC election by NBBDC, does not violate the prohibitions on joint transactions included in Rule 17d-1 and Section 57(a)(4). Such investment opportunities may be joint transactions such that the Advisers may not include a Regulated Fund in the allocation if another Regulated Fund and/or any Affiliated Fund is participating. Once invested in a security, the Regulated Funds and Affiliated Funds will often have the opportunity to either complete an additional investment in the same issuer or exit the investment in a transaction that may be a joint transaction. If a Regulated Fund and one or more Affiliated Funds were to be invested in an issuer, such funds may not participate in a Follow-On Investment or exit the investment if the terms of the transaction would be a prohibited joint transaction.

As a result, the Regulated Funds and Affiliated Funds will be limited in the types of transactions in which they can participate with each other, and the Regulated Funds could be required to forego transactions that would be beneficial to investors in the Regulated Funds. Thus, Applicants are seeking the relief requested by this Application for certain initial investments, Follow-On Investments and Dispositions as described below.

Applicants discuss the need for the requested relief in greater detail in section III.3 below.

The Advisers have established, and any future Advisers will establish, rigorous processes for allocating initial investment opportunities, opportunities for subsequent investments in an issuer and dispositions of securities holdings reasonably designed to treat all clients fairly and equitably over time. As discussed below, these processes will be extended and modified in a manner reasonably designed to ensure that the additional transactions permitted under the Order will both (1) be fair and equitable to the Regulated Funds and the Affiliated Funds over time and (2) comply with the Conditions contained in the Order.

a.	The Investment Process

The investment process consists of three stages: (1) the identification and consideration of investment opportunities (including opportunities for Follow-On Investments); (2) order placement and allocation; and (3) consideration by each applicable Regulated Fund’s Board when a Potential Co-Investment Transaction is being considered by one or more Regulated Funds, as provided by the Order.

i.	Identification and Consideration of Investment Opportunities

The Advisers are organized and managed such that investment committees (“Investment Committees”) responsible for evaluating investment opportunities and making investment decisions on behalf of Regulated Funds and other clients employing similar strategies are promptly notified of the opportunities.

Opportunities for Potential Co-Investment Transactions may arise when investment advisory personnel of an Adviser become aware of investment opportunities that may be appropriate for one or more Regulated Funds and one or more Affiliated Funds. If the requested Order is granted, the Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that, when such opportunities arise, the Advisers to the relevant Regulated Funds are promptly notified and receive the same information about the opportunity as any other Advisers considering the opportunity for their clients. In particular, consistent with Condition 1, if a Potential Co-Investment Transaction falls within the then-current Objectives and Strategies and any Board-Established Criteria of a Regulated Fund, the policies and procedures will require that the Adviser to such Regulated Fund receives sufficient information to allow such Adviser’s Investment Committee to make its independent determination and recommendations under Conditions 1, 2(a), 6, 7, 8 and 9 (as applicable).9 In addition, the policies and procedures will specify the individuals or roles responsible for carrying out the policies and procedures, including ensuring that the Advisers receive such information. After receiving notification of a Potential Co-Investment Transaction under Condition 1(a), the Adviser to each applicable Regulated Fund, working through the applicable Investment Committee, will then make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

Applicants represent that, if the requested Order is granted, the investment advisory personnel of the Advisers to the Regulated Funds will be charged with making sure they identify, and participate in this process with respect to, each investment opportunity that falls within the Objectives and Strategies and Board-Established Criteria of each Regulated Fund. Applicants assert that the Advisers’ allocation policies and procedures are structured so that the relevant investment advisory personnel for each Regulated Fund will be promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of such Regulated Fund.

[9]	Representatives from each Adviser to a Regulated Fund will be members of each Investment Committee, or are otherwise entitled to participate in each meeting of any Investment Committee, that is expected to approve or reject recommended investment opportunities falling within its Regulated Funds’ Objectives and Strategies and Board-Established Criteria. Accordingly, the policies and procedures may provide, for example, that the Adviser will receive the information required under Condition 1 in conjunction with its representatives’ participation in the relevant Investment Committee’s meetings.

ii.	Order Placement and Allocation

General. If the Adviser to a Regulated Fund deems the Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate, it will, working through the applicable Investment Committee, formulate a recommendation regarding the proposed order amount for the Regulated Fund. In doing so, the Adviser and the applicable Investment Committee(s) may consider such factors, among others, as the Regulated Fund’s target return, investment size, available capital, applicable diversification criteria, concentration, investment objectives and mandates (including number and size of investments based on communications with the client on the topic), asset class, geography, currency, industry, timing of investment, expected investment pipeline, whether the investment represents a follow-on investment, and various legal, tax and regulatory considerations.

Allocation Procedure. For each Regulated Fund and Affiliated Fund whose Adviser recommends participating in a Potential Co-Investment Transaction, the applicable Investment Committee will approve the investment and the investment amount. Prior to the External Submission (as defined below), each proposed order or investment amount may be reviewed and adjusted, in accordance with the applicable Adviser(s)’ written allocation policies and procedures, by the Adviser(s)’s Investment Committee.10 The order of a Regulated Fund or Affiliated Fund resulting from this process is referred to as its “Internal Order.” The final Internal Order with respect to any Regulated Fund will be submitted for approval by the Required Majority of such participating Regulated Fund(s) in accordance with the Conditions and as discussed in section III.1.a.iii below.

If the aggregate Internal Orders for a Potential Co-Investment Transaction do not exceed the size of the investment opportunity immediately prior to the submission of the orders to the underwriter, broker, dealer or issuer, as applicable (the “External Submission”), then each Internal Order will be fulfilled as placed and to the extent there is excess amount available to invest, the NB Proprietary Accounts shall be permitted to invest. If, on the other hand, the aggregate Internal Orders for a Potential Co-Investment Transaction exceed the size of the investment opportunity immediately prior to the External Submission, then the allocation of the opportunity will be made pro rata on the basis of the size of the Internal Orders, and the NB Proprietary Accounts shall not be permitted to invest.11

If, subsequent to such External Submission, the size of the opportunity is increased or decreased, or if the terms of such opportunity, or the facts and circumstances applicable to the Regulated Funds’ or the Affiliated Funds’ consideration of the opportunity, change, the participants will be permitted to submit revised Internal Orders in accordance with written allocation policies and procedures that the Advisers will establish, implement and maintain; provided, that, if the size of the opportunity is decreased such that the aggregate of the original Internal Orders would exceed the amount of the remaining investment opportunity, then upon submitting any revised order amount to the Board of a Regulated Fund for approval, the Adviser to the Regulated Fund will also notify the Board promptly of the amount that the Regulated Fund would receive if the remaining investment opportunity were allocated pro rata on the basis of the size of the original Internal Orders. The Board of the Regulated Fund will then either approve or disapprove of the investment opportunity in accordance with Condition 2, 6, 7, 8 or 9, as applicable.

[10]	The reason for any such adjustment to a proposed order will be documented in writing and preserved in the records of each Adviser.
[11]	The Advisers will maintain records of all proposed order amounts, Internal Orders and External Submissions in conjunction with Potential Co-Investment Transactions. Each applicable Adviser will provide the Eligible Directors with information concerning the Affiliated Funds’ and Regulated Funds’ order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund’s investments for compliance with the Conditions.

Compliance. Applicants represent that the Advisers’ allocation review process is a robust process designed as part of their overall compliance policies and procedures to ensure that every client is treated fairly and equitably over time and that the Advisers are following their allocation policies. The entire allocation process is monitored and reviewed by each Adviser’s legal and compliance team, led by its chief legal officer and chief compliance officer and approved by the Board of each Regulated Fund.

iii.	Approval of Potential Co-Investment Transactions

A Regulated Fund will enter into a Potential Co-Investment Transaction with one or more other Regulated Funds and/or Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, the Required Majority approves it in accordance with the Conditions of this Order.

A Regulated Fund may participate in Pro Rata Dispositions (as defined below) and Pro Rata Follow-On Investments (as defined below) without obtaining prior approval of the Required Majority in accordance with Conditions 6(c)(i) and 8(b)(i).

b.	Delayed Settlement

All Regulated Funds and Affiliated Funds participating in a Co-Investment Transaction will invest at the same time, for the same price and with the same terms, conditions, class, registration rights and any other rights so that no such fund receives terms more favorable than any other. However, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa, for one of two reasons. First, this may occur when the Regulated Fund or Affiliated Fund is not yet fully funded because, when the Regulated Fund or Affiliated Fund desires to make an investment, it must call capital from its investors to obtain the financing to make the investment, and in these instances, the notice requirement to call capital could be as much as ten business days. Accordingly, if a fund has called committed capital from its investors but the investors have not yet funded the capital call, it may need to delay settlement during the notice period. Second, delayed settlement may also occur where, for tax or regulatory reasons, a Regulated Fund or an Affiliated Fund does not purchase new issuances immediately upon issuance but only after a short seasoning period of up to ten business days. Nevertheless, in all cases, (i) the date on which the commitment of the Regulated Funds and Affiliated Funds is made will be the same even where the settlement date is not and (ii) the earliest settlement date and the latest settlement date of any Regulated Fund and Affiliated Fund participating in the transaction will occur within ten business days of each other.

Applicants believe that an earlier or later settlement date does not create any additional risk for the Regulated Funds. As described above, the date of commitment will be the same, and all other terms, including price, will be the same. Further, the investments by the Regulated Funds and the Affiliated Funds will be independent from each other, and a Regulated Fund would never take on the risk of holding more of a given security than it would prefer to hold in the event that another Regulated Fund or an Affiliated Fund did not settle as expected.

c.	Permitted Follow-On Investments and Approval of Follow-On Investments

From time to time, the Regulated Funds and Affiliated Funds may have opportunities to make Follow-On Investments in an issuer in which a Regulated Fund and one or more other Regulated Funds and/or Affiliated Funds previously have invested and continue to hold an investment. If the Order is granted, Follow-On Investments will be made in a manner that is, over time, fair and equitable to all of the Regulated Funds and Affiliated Funds and in accordance with the proposed procedures discussed above and with the Conditions of the Order.

The Order would divide Follow-On Investments into two categories depending on whether the Regulated Funds and Affiliated Funds holding investments in an issuer previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for that issuer. If such Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the process discussed in section III.1.c.i below and governed by Condition 8. These Follow-On Investments are referred to as “Standard Review Follow-Ons.” If such Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the “onboarding process” discussed in section III.1.c.ii below and governed by Condition 9. These Follow-On Investments are referred to as “Enhanced Review Follow-Ons.”

i.	Standard Review Follow-Ons

A Regulated Fund may invest in a Standard Review Follow-On either with the approval of the Required Majority using the procedures required under Condition 8(c) or without obtaining the prior approval of the Required Majority if the Standard Review Follow-On is (i) a Pro Rata Follow-On Investment and meets the other requirements of Condition 8(b)(i) or (ii) a Non-Negotiated Follow-On Investment (as defined below).

A “Pro Rata Follow-On Investment” is a Follow-On Investment in which (i) the participation of each Regulated Fund and each Affiliated Fund is proportionate to its outstanding investments in the issuer or security, as appropriate,12 immediately preceding the Follow-On Investment and (ii), in the case of a Regulated Fund, a majority of such fund’s Board has approved the Regulated Fund’s participation in the pro rata Follow-On Investment as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Follow-On Investments, in which case all subsequent Follow-On Investments will be submitted to the Regulated Fund’s Eligible Directors in accordance with Condition 8(c).

A “Non-Negotiated Follow-On Investment” is a Follow-On Investment in which a Regulated Fund participates together with one or more other Regulated Funds and/or one or more Affiliated Funds (i) in which the only term negotiated by or on behalf of the funds is price and (ii) with respect to which, if the transaction were considered on its own, the funds would be entitled to rely on one of the JT No-Action Letters.

Applicants believe that these Pro Rata Follow-On Investments and Non-Negotiated Follow-On Investments do not present a significant opportunity for overreaching on the part of any Adviser and thus do not warrant the time or attention of the Board. Pro Rata Follow-On Investments and Non-Negotiated Follow-On Investments remain subject to the Board’s periodic review in accordance with Condition 10.

ii.	Enhanced Review Follow-Ons

One or more Regulated Funds and/or one or more Affiliated Funds holding Pre-Boarding Investments may have the opportunity to make a Follow-On Investment that is a Potential Co-Investment Transaction in an issuer with respect to which they have not previously participated in a Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Follow-On Investment subject to the requirements of Condition 9. These enhanced review requirements constitute an “onboarding process” whereby Regulated Funds and Affiliated Funds may utilize the Order to participate in Co-Investment Transactions even though they already hold Pre-Boarding Investments. For a given issuer, the participating Regulated Funds and Affiliated Funds must comply with these requirements only for the first Co-Investment Transaction. Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 8 under the standard review process.

12 See note 33, below.

d.	Dispositions

The Regulated Funds and Affiliated Funds may be presented with opportunities to sell, exchange or otherwise dispose of securities in a transaction that would be prohibited by Rule 17d-1 or Section 57(a)(4), as applicable. If the Order is granted, such Dispositions will be made in a manner that is, over time, fair and equitable to all of the Regulated Funds and Affiliated Funds and in accordance with procedures set forth in the proposed Conditions to the Order and discussed below.

The Order would divide these Dispositions into two categories: (i) if the Regulated Funds and Affiliated Funds holding investments in an issuer have previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for such issuer, then the terms and approval of the Disposition (hereinafter referred to as “Standard Review Dispositions”) would be subject to the process discussed in section III.1.d.i below and governed by Condition 6; and (ii) if the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Disposition (hereinafter referred to as “Enhanced Review Dispositions”) would be subject to the same “onboarding process” discussed in section III.1.d.ii below and governed by Condition 7.

i.	Standard Review Dispositions

A Regulated Fund may participate in a Standard Review Disposition either with the approval of the Required Majority using the standard procedures required under Condition 6(d) or without obtaining the prior approval of the Required Majority if (i) the Disposition is a Pro Rata Disposition and meets the other requirements of Condition 6(c)(i) or (ii) the securities are Tradable Securities and the Disposition meets the other requirements of Condition 6(c)(ii).

A “Pro Rata Disposition” is a Disposition in which (i) the participation of each Regulated Fund and each Affiliated Fund is proportionate to its outstanding investment in the security subject to Disposition immediately preceding the Disposition;13 and (ii), in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in pro rata Dispositions as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Dispositions, in which case all subsequent Dispositions will be submitted to the Regulated Fund’s Eligible Directors.

In the case of a Tradable Security, approval of the Required Majority is not required for a Disposition if: (x) the Disposition is not to the issuer or any affiliated person of the issuer;14 and (y) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price. Pro Rata Dispositions and Dispositions of a Tradable Security remain subject to the Board’s periodic review in accordance with Condition 10.

[13]	See note 31, below.
[14]	In the case of a Tradable Security, Dispositions to the issuer or an affiliated person of the issuer are not permitted so that funds participating in the Disposition do not benefit to the detriment of Regulated Funds that remain invested in the issuer. For example, if a Disposition of a Tradable Security were permitted to be made to the issuer, the issuer may be reducing its short term assets (i.e., cash) to pay down long-term liabilities.

ii.	Enhanced Review Dispositions

One or more Regulated Funds and one or more Affiliated Funds that have not previously participated in a Co-Investment Transaction with respect to an issuer may have the opportunity to make a Disposition of Pre-Boarding Investments in a Potential Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Disposition subject to the requirements of Condition 7. As discussed above, with respect to investment in a given issuer, the participating Regulated Funds and Affiliated Funds need only complete the onboarding process for the first Co-Investment Transaction, which may be an Enhanced Review Follow-On or an Enhanced Review Disposition.15 Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 6 or 8 under the standard review process.

e.	Use of Wholly-Owned Investment Subs

NBBDC, an Existing Regulated Fund or a Future Regulated Fund may, from time to time, form one or more Wholly-Owned Investment Subs. Such a subsidiary may be prohibited from investing in a Co-Investment Transaction with a Regulated Fund (other than its parent) or any Affiliated Fund because it would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) and Rule 17d-1. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of the Regulated Fund that owns it and that the Wholly-Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly.

Applicants represent that this treatment is justified because a Wholly-Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Regulated Fund’s investments, and, therefore, no conflicts of interest could arise between the parent Regulated Fund and the Wholly-Owned Investment Sub. The Board of the parent Regulated Fund would make all relevant determinations under the Conditions with regard to a Wholly-Owned Investment Sub’s participation in a Co-Investment Transaction, and the Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Sub in the Regulated Fund’s place. If the parent Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subs, the Board of the parent Regulated Fund will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly-Owned Investment Sub.

[15]	However, with respect to an issuer, if a Regulated Fund’s first Co-Investment Transaction is an Enhanced Review Disposition and the Regulated Fund does not dispose of its entire position in the Enhanced Review Disposition, then before such Regulated Fund may complete its first Standard Review Follow-On in such issuer, the Eligible Directors must review the proposed Follow-On Investment not only on a stand-alone basis but also in relation to the total economic exposure in such issuer (i.e., in combination with the portion of the Pre-Boarding Investment not disposed of in the Enhanced Review Disposition) and the other terms of the investments. This additional review is required because such findings were not required in connection with the prior Enhanced Review Disposition but would have been required had the first Co-Investment Transaction been an Enhanced Review Follow-On.

2.	Applicable Law

a.	Section 17(d) and Section 57(a)(4)

Section 17(d) generally prohibits an “affiliated person” (as defined in Section 2(a)(3)), or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is a joint or a joint and several participant in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such other participant.

Similarly, with regard to BDCs, Section 57(a)(4) prohibits certain persons specified in Section 57(b) from participating in a joint transaction with the BDC, or a company controlled by the BDC, in contravention of rules as prescribed by the Commission. In particular, Section 57(a)(4) applies to:

•	any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is an affiliated person of the foregoing pursuant to Section 2(a)(3)(C); or

•	any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC)[16]; or any person who is an “affiliated person” of any of the foregoing within the meaning of Section 2(a)(3)(C) or (D).

Section 2(a)(3)(C) defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(3)(D) defines “any officer, director, partner, copartner, or employee” of an affiliated person as an affiliated person. Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9), a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser that provides discretionary investment management services to a fund and that sponsored, selected the initial directors and provides administrative or other non-advisory services to the fund, controls such fund, absent compelling evidence to the contrary.17

[16]	Also excluded from this category by Rule 57b-1 is any person who would otherwise be included solely because (a) that person is directly or indirectly controlled by a business development company or (b) that person is, within the meaning of Section 2(a)(3)(C) or (D), an “affiliated person” of a person described in (a) above.
[17]	See, e.g., SEC Rel. No. IC-4697 (Sept. 8, 1966) (“For purposes of Section 2(a)(3)(C), affiliation based upon control would depend on the facts of the given situation, including such factors as extensive interlocks of officers, directors or key personnel, common investment advisers or underwriters, etc.”); Lazard Freres Asset Management, SEC No-Action Letter (pub. avail. Jan. 10, 1997) (“While, in some circumstances, the nature of an advisory relationship may give an adviser control over its client’s management or policies, whether an investment company and another entity are under common control is a factual question…”).

b.	Rule 17d-1

Rule 17d-1 generally prohibits an “affiliated person” (as defined in Section 2(a)(3)), or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company, or a company controlled by such registered company, is a joint or a joint and several participant in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such first- or second-tier affiliate. Rule 17d-1 generally prohibits participation by a registered investment company and an “affiliated person” (as defined in Section 2(a)(3)) of or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in such rule, without prior approval by the Commission by order upon application.

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to persons subject to Sections 57(a) and (d) by Section 57(i) to the extent specified therein. Section 57(i) provides that, until the Commission prescribes rules under Sections 57(a) and (d), the Commission’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a) or (d). Because the Commission has not adopted any rules under Section 57(a) or (d), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a) or (d).

Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d), upon which Rule 17d-1 is based and Section 57(a)(4) was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching.18 The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d)…is to prevent…injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.”19 Furthermore, the U.S. Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under Section 17, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.”20

Applicants believe that the Conditions would ensure that the conflicts of interest that Section 17(d) and Section 57(a)(4) were designed to prevent would be addressed and the standards for an order under Rule 17d-1 and Section 57(i) would be met.

[18]	See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq.
[19]	Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969).
[20]	H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.

3.	Need for Relief

Co-Investment Transactions are prohibited by either or both of Rule 17d-1 and Section 57(a)(4) without a prior exemptive order of the Commission to the extent that the Regulated Funds and Affiliated Funds participating in such transactions fall within the category of persons described by Rule 17d-1 and/or Section 57(b), as modified by Rule 57b-1 thereunder, as applicable, vis-à-vis each participating Regulated Fund.

Each of the participating Regulated Funds and Affiliated Funds may be deemed to be “affiliated persons” vis-à-vis a Regulated Fund within the meaning of Section 2(a)(3) by reason of common control because (i) NBAA or NBIA manages, and may be deemed to control, each of the Existing Affiliated Funds and any other Affiliated Fund will be managed by, and may be deemed to be controlled by, an Adviser to Affiliated Funds; (ii) NBAA or NBIA is the investment adviser to, and may be deemed to control, NBBDC, the Existing Regulated Funds, and an Adviser to Regulated Funds will be the investment adviser to, and may be deemed to control, any Future Regulated Fund; and (iii) the Advisers to Regulated Funds and the Advisers to Affiliated Funds will be under common control. Thus, each of the Affiliated Funds could be deemed to be a person related to the Regulated Funds in a manner described by Section 57(b) and related to the other Regulated Funds in a manner described by Rule 17d-1; and, therefore, the prohibitions of Rule 17d-1 and Section 57(a)(4) would apply respectively to prohibit the Affiliated Funds from participating in Co-Investment Transactions with the Regulated Funds.

In addition, because the NB Proprietary Accounts are controlled by NBAA and, therefore, under common control with NBBDC, the Existing Regulated Funds, any future Advisers and any Future Regulated Funds, the NB Proprietary Accounts could be deemed to be persons related to the Regulated Funds (or a company controlled by the Regulated Funds) in a manner described by Section 57(b) and also prohibited from participating in the Co-Investment Program.

Applicants acknowledge that some of the Affiliated Funds may not be funds advised by Advisers to Affiliated Funds because they are NB Proprietary Accounts (i.e., an Adviser investing in a principal capacity). Applicants further acknowledge that many of the previously ordered exemptive applications seeking similar co-investment relief have been limited to co-investment transactions between a BDC and its affiliated funds only.21 Applicants do not believe participation by these NB Proprietary Accounts should raise issues under the Conditions of this Application because the allocation policies and procedures of the Advisers provide that investment opportunities will be offered to client accounts before they are offered to NB Proprietary Accounts. Applicants do not believe that the participation of NB Proprietary Accounts in the Co-Investment Program would raise any regulatory or mechanical concerns different from those discussed with respect to the Affiliated Funds that are clients of and advised by Advisers to Affiliated Funds. In accordance with the allocation policies and procedures, Potential Co-Investment Transactions will be offered to, and allocated among, the Affiliated Funds (other than the NB Proprietary Accounts) and Regulated Funds based on each client’s particular Objectives and Strategies and in accordance with the Conditions. If the aggregate amount recommended by the applicable Advisers to Regulated Funds and Advisers to Affiliated Funds to be invested by the Regulated Funds and the Affiliated Funds (other than the NB Proprietary Accounts) in a Potential Co-Investment Transaction were equal to or more than the amount of the investment opportunity, an NB Proprietary Account would not participate in the investment opportunity. If the aggregate amount recommended by the applicable Advisers to Regulated Funds and Advisers to Affiliated Funds to be invested by the Regulated Funds and the Affiliated Funds (other than the NB Proprietary Accounts) in a Potential Co-Investment Transaction were less than the amount of the investment opportunity, an NB Proprietary Account would then have the opportunity to participate in the Potential Co-Investment Transaction, in a principal capacity, up to the excess amount of the investment opportunity.

[21]	There are, however, previously ordered exemptive application that included relief for proprietary accounts. See, e.g., Stellus Capital Investment Corporation, et al. (File No. 812-14855) Investment Company Act Rel. Nos. 33289 (November 6, 2018) (notice) and 33316 (December 4, 2018) (order); THL Credit, Inc., et al. (File No. 812-14807) Investment Company Act Rel. Nos. 33213 (August 24, 2018) (notice) and 33239 (September 19, 2018) (order); Thrivent Financial for Lutherans, et al. (File No. 812-14838) Investment Company Act Rel. Nos. 33197 (August 9, 2018) (notice) and 33217 (September 5, 2018) (order); Blackstone / GSO Floating Rate Enhanced Income Fund, et al. (File No. 812-14835) Investment Company Act Rel. Nos. 33149 (July 6, 2018) (notice) and 33186 (July 31, 2018) (order); TriplePoint Venture Growth BDC Corp., et al. (File No. 812-14773) Investment Company Act Rel. Nos. 33037 (February 28, 2018) (notice) and 33060 (March 28, 2018) (order); TCG BDC, Inc., et al. (File No. 812-14798) Investment Company Act Rel. Nos. 32945 (December 20, 2017) (notice) and 32969 (January 17, 2018) (order); Medley Capital Corporation, et al. (File No. 812-14778) Investment Company Act Rel. Nos. 32809 (September 8, 2017) (notice) and 32850 (October 4, 2017) (order); Corporate Capital Trust, Inc., et al. (File No. 812-14882) Investment Company Act Rel. Nos. 32642 (May 22, 2017) (notice) and 32683 (June 19, 2017) (order); Corporate Capital Trust, Inc., et al. (File No. 812-13844) Investment Company Act Rel. Nos. 30494 (April 25, 2013) (notice) and 30009 (May 21, 2013) (order); Harvest Capital Credit Corporation, et al. (File No. 812-14365) Investment Company Act Rel. Nos. 31860 (October 5, 2015) (notice) and 31930 (December 10, 2015) (order); and NF Investment Corp., et al. (File No. 812-14472) Investment Company Act Rel. Nos. 32340 (October 27, 2016) (notice) and 32362 (November 22, 2016) (order).

4.	Precedents

The Commission has issued numerous exemptive orders under the Act permitting registered investment companies and BDCs to co-invest with affiliated persons.22 Although the various precedents involved somewhat different formulae, the Commission has accepted as a basis for relief from the prohibitions on joint transactions the use of allocation and approval procedures to protect the interests of investors in the BDCs and registered investment companies. Applicants submit that the allocation procedures set forth in the Conditions for relief are consistent with and expand the range of investor protections found in the precedent orders cited in this Application.

[22]	See, e.g., John Hancock GA Mortgage Trust, et al. (File No. 812-14917) Investment Company Act Rel. Nos. 33493 (May 28, 2019) (notice) and 33518 (June 25, 2019) (order); BlackRock Capital Investment Corporation, et al. (File No. 812-14955) Investment Company Act Rel. Nos. 33480 (May 21, 2019) (notice) and 33515 (June 20, 2019) (order); Nuveen Churchill BDC LLC, et al. (File No. 812-14898) Investment Company Act Rel. Nos. 33475 (May 15, 2019) (notice) and 33503 (June 7, 2019) (order); Pharos Capital BDC, Inc., et al., (File No. 812-14891) Investment Company Act Rel. Nos. 33372 (February 8, 2019) (notice) and 33394 (March 11, 2019) (order); Blackstone Real Estate Income Fund, et al. (File No. 812-14931) Investment Company Act Rel. Nos. 33271 (October 16, 2018) (notice) and 33294 (November 13, 2018) (order); Audax Credit BDC Inc., et al. (File No. 812-14862) Investment Company Act Rel. Nos. 33270 (October 12, 2018) (notice) and 33290 (November 7, 2018) (order); BC Partners Lending Corporation, et al. (File No. 812-14860) Investment Company Act Rel. Nos. 33256 (September 26, 2018) (notice) and 33279 (October 23, 2018) (order); THL Credit, Inc., et al. (File No. 812-14807) Investment Company Act Rel. Nos. 33213 (August 24, 2018) (notice) and 33239 (September 19, 2018) (order); New Mountain Finance Corporation, et al. (File No. 812-14799) Investment Company Act Rel. Nos. 32900 (November 20, 2017) (notice) and 32941 (December 18, 2017) (order); Corporate Capital Trust, Inc., et al. (File No. 812-14408) Investment Company Act Rel. Nos. 32642 (May 22, 2017) (notice) and 32683 (June 19, 2017) (order); Corporate Capital Trust, Inc., et al. (File No. 812-14408) Investment Company Act Rel. Nos. 32642 (May 22, 2017) (notice) and 32683 (June 19, 2017) (order); Golub Capital BDC, Inc., et al. (File No. 812-13764) Investment Company Act Rel. Nos. 32461(January 31, 2017) (notice) and 32509 (February 7, 2017) (order).

Applicants believe that the relief requested herein is consistent with the policy underlying the applications of New Mountain Finance Corporation and its affiliates, for which an order was issued on October 8, 2019,23 Stellus Capital Investment Corporation and its affiliates, for which an order was issued on December 4, 2019,24 Ares Capital Corporation and its affiliates, for which an order was issued on January 18, 2017,25 Apollo Investment Corporation and its affiliates, for which an order was granted on March 29, 2016,26 and Oaktree Strategic Income, LLC and its affiliates, for which an order was granted on October 18, 2017,27 as well as co-investment relief granted by the Commission to other BDCs and to registered closed-end funds.

IV.              STATEMENT IN SUPPORT OF RELIEF REQUESTED

In accordance with Rule 17d-1 (made applicable to transactions subject to Section 57(a) by Section 57(i)), the Commission may grant the requested relief as to any particular joint transaction if it finds that the participation of the Regulated Funds in the joint transaction is consistent with the provisions, policies and purposes of the Act and is not on a basis different from or less advantageous than that of other participants. Applicants submit that allowing the Co-Investment Transactions described in this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the stockholders thereof and (ii) the protections found in the Conditions.

As required by Rule 17d-1(b), the Conditions ensure that the terms on which Co-Investment Transactions may be made will be consistent with the participation of the Regulated Funds and on a basis that it is neither different from nor less advantageous than other participants, thus protecting the equity holders of any participant from being disadvantaged. The Conditions ensure that all Co-Investment Transactions are reasonable and fair to the Regulated Funds and their stockholders and do not involve overreaching by any person concerned, including the Advisers.

1.	Potential Benefits

In the absence of the relief sought hereby, in many circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d), Section 57(a)(4) and Rule 17d-1 should not prevent BDCs and registered closed-end investment companies from making investments that are in the best interests of their stockholders.

Each Regulated Fund and its stockholders will benefit from the ability to participate in Co-Investment Transactions. The Board, including the Required Majority, of each Regulated Fund has determined that it is in the best interests of the Regulated Fund to participate in Co-Investment Transactions because, among other matters, (i) the Regulated Fund should be able to participate in a larger number and greater variety of transactions; (ii) the Regulated Fund should be able to participate in larger transactions; (iii) the Regulated Fund should be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed investment should have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund should be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the Conditions are reasonable and fair to the Regulated Funds and their stockholders.

[23]	New Mountain Finance Corporation, et al. (File No. 812-15030) Investment Company Act Rel. Nos. 33624 (September 12, 2019) (notice) and 33656 (October 8, 2019) (order).
[24]	Stellus Capital Investment Corporation, et al. (File No. 812-14855) Investment Company Act Rel. Nos. 33289 (November 6, 2018) (notice) and 33316 (December 4, 2018) (order).
[25]	Ares Capital Corporation, et al. (File No. 812-13603) Investment Company Act Rel. Nos. 32399 (December 21, 2016) (notice) and 32427 (January 18, 2017) (order).
[26]	Apollo Investment Corporation, et al. (File No. 812-13754) Investment Company Act Rel. Nos. 32019 (March 2, 2016) (notice) and 32057 (March 29, 2016) (order).
[27]	Oaktree Strategic Income, LLC, et al. (File No. 812-14758) Investment Company Act Rel. Nos. 32831 (September 22, 2017) (notice) and 32862 (October 18, 2017) (order).

2.	Protective Representations and Conditions

The Conditions ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s stockholders and with the purposes intended by the policies and provisions of the Act. Specifically, the Conditions incorporate the following critical protections: (i) all Regulated Funds participating in the Co-Investment Transactions will invest at the same time (except that, subject to the limitations in the Conditions, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa), for the same price and with the same terms, conditions, class, registration rights and any other rights, so that no such fund receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions (not including transactions completed on a pro rata basis pursuant to Conditions 6(c)(i) and 8(b)(i) or otherwise not requiring Board approval) with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Applicants believe that participation by the Regulated Funds in Pro Rata Follow-On Investments and Pro Rata Dispositions, as provided in Conditions 6(c)(i) and 8(b)(i), is consistent with the provisions, policies and purposes of the Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata investment or disposition eliminates the possibility for overreaching and unnecessary prior review by the Board. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that a pro rata approach provides.

Applicants also believe that the participation by the Regulated Funds in Non-Negotiated Follow-On Investments and in Dispositions of Tradable Securities without the approval of a Required Majority is consistent with the provisions, policies and purposes of the Act as there is no opportunity for overreaching by affiliates.

If an Adviser, its principals, or any person controlling, controlled by, or under common control with the Adviser or its principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund (the “Shares”), then the Holders will vote such Shares as required under Condition 15.

Applicants believe that Condition 15 will ensure that the Independent Directors will act independently in evaluating Co-Investment Transactions because the ability of the Adviser or its principals to influence the Independent Directors by a suggestion, explicit or implied, that the Independent Directors can be removed if desired by the Holders will be limited significantly.

In sum, Applicants believe that the Conditions would ensure that each Regulated Fund that participates in any type of Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants for purposes of Section 17(d) or Section 57(a)(4) and the rules under the Act. As a result, Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions in accordance with the Conditions would be consistent with the provisions, policies and purposes of the Act and would be done in a manner such that each Regulated Fund’s participation is not different from, or less advantageous than, that of the other participants.

V.                 CONDITIONS

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1.	Identification and Referral of Potential Co-Investment Transactions

a.	The Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that each Adviser is promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of any Regulated Fund the Adviser manages.

b.	When an Adviser to a Regulated Fund is notified of a Potential Co-Investment Transaction under Condition 1(a), the Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2.	Board Approvals of Co-Investment Transactions

a.	If the Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

b.	If the aggregate amount recommended by the Advisers to be invested in the Potential Co-Investment Transaction by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.1.i.ii above. Each Adviser to a participating Regulated Fund will promptly notify and provide the Eligible Directors with information concerning the Affiliated Funds’ and Regulated Funds’ order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund’s investments for compliance with these Conditions.

c.	After making the determinations required in Condition 1(b), each Adviser to a participating Regulated Fund will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and each participating Affiliated Fund) to the Eligible Directors of its participating Regulated Fund(s) for their consideration. A Regulated Fund will enter into a Co-Investment Transaction with one or more other Regulated Funds or Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

i.	the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its equity holders and do not involve overreaching in respect of the Regulated Fund or its equity holders on the part of any person concerned;

ii.	the transaction is consistent with:

A.	the interests of the Regulated Fund’s equity holders; and

B.	the Regulated Fund’s then-current Objectives and Strategies;

iii.	the investment by any other Regulated Fund(s) or Affiliated Fund(s) would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from, or less advantageous than, that of any other Regulated Fund(s) or Affiliated Fund(s) participating in the transaction; provided, that the Required Majority shall not be prohibited from reaching the conclusions required by this Condition 2(c)(iii) if:

A.	the settlement date for another Regulated Fund or an Affiliated Fund in a Co-Investment Transaction is later than the settlement date for the Regulated Fund by no more than ten business days or earlier than the settlement date for the Regulated Fund by no more than ten business days, in either case, so long as: (x) the date on which the commitment of the Regulated Funds and Affiliated Funds is made is the same and (y) the earliest settlement date and the latest settlement date of any Regulated Fund or Affiliated Fund participating in the transaction will occur within ten business days of each other; or

B.	any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors, the right to have a board observer or any similar right to participate in the governance or management of the portfolio company so long as: (x) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any; (y) the Adviser agrees to, and does, provide periodic reports to the Regulated Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and (z) any fees or other compensation that any other Regulated Fund or Affiliated Fund, or any affiliated person of any other Regulated Fund or Affiliated Fund, receives in connection with the right of one or more Regulated Funds or Affiliated Funds to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among any participating Affiliated Funds (who may, in turn, share their portion with their affiliated persons) and any participating Regulated Fund(s) in accordance with the amount of each such party’s investment; and

iv.	the proposed investment by the Regulated Fund will not involve compensation, remuneration or a direct or indirect[28] financial benefit to the Advisers, any other Regulated Fund, the Affiliated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by Condition 14, (B) to the extent permitted by Section 17(e) or 57(k), as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction or (D) in the case of fees or other compensation described in Condition 2(c)(iii)(B).

3.	Right to Decline. Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.	General Limitation. Except for Follow-On Investments made in accordance with Conditions 8 and 9,[29] a Regulated Fund will not invest in reliance on the Order in any issuer in which a Related Party has an investment.

5.	Same Terms and Conditions. A Regulated Fund will not participate in any Potential Co-Investment Transaction unless (i) the terms, conditions, price, class of securities to be purchased, date on which the commitment is entered into and registration rights (if any) will be the same for each participating Regulated Fund and Affiliated Fund and (ii) the earliest settlement date and the latest settlement date of any participating Regulated Fund or Affiliated Fund will occur as close in time as practicable and in no event more than ten business days apart. The grant to one or more Regulated Funds or Affiliated Funds, but not the respective Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 5, if Condition 2(c)(iii)(B) is met.

6.	Standard Review Dispositions

a.	General. If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of an interest in a security and one or more Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then:

i.	the Adviser to such Regulated Fund or Affiliated Fund[30] will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time; and

[28]	For example, procuring the Regulated Fund’s investment in a Potential Co-Investment Transaction to permit an affiliate to complete or obtain better terms in a separate transaction would constitute an indirect financial benefit.
[29]	This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which such Regulated Fund already holds investments.
[30]	Any NB Proprietary Account that is not advised by an Adviser is itself deemed to be an Adviser for purposes of Conditions 6(a)(i), 7(a)(i), 8(a)(i) and 9(a)(i).

ii.	the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition.

b.	Same Terms and Conditions. Each Regulated Fund will have the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to any other Regulated Fund and the Affiliated Funds.

c.	No Board Approval Required. A Regulated Fund may participate in such a Disposition without obtaining prior approval of the Required Majority if:

i.	(A) the participation of each Regulated Fund and Affiliated Fund in such Disposition is proportionate to its then-current holding of the security (or securities) of the issuer that is (or are) the subject of the Disposition;[31] (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such Dispositions on a pro rata basis (as described in greater detail in this Application); and (C) the Board of the Regulated Fund is provided on a quarterly basis with a list of all Dispositions made in accordance with this Condition 6; or

ii.	each security is a Tradable Security and (A) the Disposition is not to the issuer or any affiliated person of the issuer; and (B) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price.

d.	Standard Board Approval. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

7.	Enhanced Review Dispositions

a.	General. If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of a Pre-Boarding Investment in a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer:

i.	the Adviser to such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time;

[31]	In the case of any Disposition, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the security in question immediately preceding the Disposition.

ii.	the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition; and

iii.	the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition 7.

b.	Enhanced Board Approval. The Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that:

i.	the Disposition complies with Conditions 2(c)(i), (ii), (iii)(A) and (iv); and

ii.	the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 or Rule 17d-1, as applicable, and records the basis for the finding in the Board minutes.

c.	Additional Requirements. The Disposition may only be completed in reliance on the Order if:

i.	Same Terms and Conditions. Each Regulated Fund has the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and Conditions as those applicable to any other Regulated Fund and the Affiliated Funds;

ii.	Original Investments. All of the Affiliated Funds’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

iii.	Advice of Counsel. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

iv.	Multiple Classes of Securities. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s or Affiliated Fund’s holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial[32] in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency or denominations may be treated as the same security; and

v.	No Control. The Affiliated Funds, the other Regulated Funds and their “affiliated persons” (within the meaning of Section 2(a)(3)(C)), individually or in the aggregate, do not “control” the issuer of the securities (within the meaning of Section 2(a)(9)).

8.	Standard Review Follow-Ons

a.	General. If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer and the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer:

i.	the Adviser to each such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time; and

ii.	the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund.

[32]	In determining whether a holding is “immaterial” for purposes of the Order, the Required Majority will consider whether the nature and extent of the interest in the transaction or arrangement is sufficiently small that a reasonable person would not believe that the interest affected the determination of whether to enter into the transaction or arrangement or the terms of the transaction or arrangement.

b.	No Board Approval Required. A Regulated Fund may participate in the Follow-On Investment without obtaining prior approval of the Required Majority if:

i.	(A) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer or the security at issue, as appropriate,[33] immediately preceding the Follow-On Investment; and (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application); or

ii.	it is a Non-Negotiated Follow-On Investment.

c.	Standard Board Approval. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority makes the determinations set forth in Condition 2(c). If the only previous Co-Investment Transaction with respect to the issuer was an Enhanced Review Disposition, the Eligible Directors must complete this review of the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms of the investment.

d.	Allocation. If, with respect to any such Follow-On Investment:

i.	the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

ii.	the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.1.a.ii above.

e.	Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition 8 will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this Application.

[33]	To the extent that a Follow-On Investment opportunity is in a security or arises in respect of a security held by the participating Regulated Funds and Affiliated Funds, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the security in question immediately preceding the Follow-On Investment using the most recent available valuation thereof. To the extent that a Follow-On Investment opportunity relates to an opportunity to invest in a security that is not in respect of any security held by any of the participating Regulated Funds or Affiliated Funds, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the issuer immediately preceding the Follow-On Investment using the most recent available valuation thereof.

9.	Enhanced Review Follow-Ons

a.	General. If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer that is a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds holding investments in the issuer have not previously participated in a Co-Investment Transaction with respect to the issuer:

i.	the Adviser to each such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time;

ii.	the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund; and

iii.	the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition 9.

b.	Enhanced Board Approval. The Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority reviews the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms and makes the determinations set forth in Condition 2(c). In addition, the Follow-On Investment may only be completed in reliance on the Order if the Required Majority of each participating Regulated Fund determines that the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable. The basis for the Board’s findings will be recorded in its minutes.

c.	Additional Requirements. The Follow-On Investment may only be completed in reliance on the Order if:

i.	Original Investments. All of the Affiliated Funds’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

ii.	Advice of Counsel. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

iii.	Multiple Classes of Securities. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s or Affiliated Fund’s holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency or denominations may be treated as the same security; and

iv.	No Control. The Affiliated Funds, the other Regulated Funds and their “affiliated persons” (within the meaning of Section 2(a)(3)(C)), individually or in the aggregate, do not “control” the issuer of the securities (within the meaning of Section 2(a)(9)).

d.	Allocation. If, with respect to any such Follow-On Investment:

i.	the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

ii.	the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.1.a.ii above.

e.	Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this Application.

10.	Board Reporting, Compliance and Annual Re-Approval

a.	Each Adviser to a Regulated Fund will present to the Board of each Regulated Fund, on a quarterly basis, and at such other times as the Board may request, (i) a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or any of the Affiliated Funds during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies and Board-Established Criteria that were not made available to the Regulated Fund and an explanation of why such investment opportunities were not made available to the Regulated Fund; (ii) a record of all Follow-On Investments in and Dispositions of investments in any issuer in which the Regulated Fund holds any investments by any Affiliated Fund or other Regulated Fund during the prior quarter; and (iii) all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the Independent Directors may determine whether all Potential Co-Investment Transactions and Co-Investment Transactions during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the Conditions.

b.	All information presented to the Regulated Fund’s Board pursuant to this Condition 10 will be kept for the life of the Regulated Fund and at least two years thereafter and will be subject to examination by the Commission and its staff.

c.	Each Regulated Fund’s chief compliance officer, as defined in Rule 38a-1(a)(4), will prepare an annual report for its Board each year that evaluates (and documents the basis of that evaluation) the Regulated Fund’s compliance with the terms and Conditions of this Application and the procedures established to achieve such compliance.

d.	The Independent Directors will consider at least annually whether continued participation in new and existing Co-Investment Transactions is in the Regulated Fund’s best interests.

11.	Record Keeping. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if each of the Regulated Funds were a BDC and each of the investments permitted under these Conditions were approved by the Required Majority under Section 57(f).

12.	Director Independence. No Independent Director of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise be an “affiliated person” (as defined in Section 2(a)(3)) of any Affiliated Fund.

13.	Expenses. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by the Advisers under their respective advisory agreements with the Regulated Funds and the Affiliated Funds, be shared by the Regulated Funds and the participating Affiliated Funds in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

14.	Transaction Fees.[34] Any transaction fee (including break-up, structuring, monitoring or commitment fees but excluding brokerage or underwriting compensation permitted by Section 17(e) or 57(k)) received in connection with any Co-Investment Transaction will be distributed to the participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1), and the account will earn a competitive rate of interest that will also be divided pro rata among the participants. None of the Advisers, the Affiliated Funds, the other Regulated Funds or any affiliated person of the Affiliated Funds or the Regulated Funds will receive any additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction other than (i), in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(B), (ii) brokerage or underwriting compensation permitted by Section 17(e) or 57(k) or (iii), in the case of the Advisers, investment advisory compensation paid in accordance with investment advisory agreements between the applicable Regulated Fund(s) or Affiliated Fund(s) and its Adviser.

15.	Independence. If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Fund, then the Holders will vote such Shares in the same percentages as the Regulated Fund’s other shareholders (not including the Holders) when voting on (1) the election of directors; (2) the removal of one or more directors or (3) any other matter under either the Act or applicable state law affecting the Board’s composition, size or manner of election.

16.	Proprietary Accounts. The NB Proprietary Accounts will not be permitted to invest in a Potential Co-Investment Transaction except to the extent the aggregate demand from the Regulated Funds and the other Affiliated Funds is less than the total investment opportunity.

VI.              PROCEDURAL MATTERS

1.	Communications

Please address all communications concerning this Application and the related notice and Order to:

Mark Salzberg

Chief Compliance Officer

NB Alternatives Advisers LLC

1290 Avenue of the Americas

New York, NY 10104

(212) 476-9000

Please address any questions, and a copy of any communications, concerning this Application and the related notice and Order to:

Nicole M. Runyan

William J. Tuttle

Proskauer Rose LLP

Eleven Times Square

New York, NY 10036

(212) 969-3000

[34]	Applicants are not requesting, and the Commission is not providing, any relief for transaction fees received in connection with any Co-Investment Transaction.

2.	Authorization

Pursuant to Rule 0-2(c), the Applicants hereby state that NBBDC, by resolution duly adopted by NB Alternatives GP Holdings LLC on April 16, 2020 (attached hereto as Appendix B-1), each of NB Private Markets II, NB Private Markets III, NB Private Markets IV, NB Private Markets V and NB Private Markets VI, by resolution duly adopted by their respective Boards on July 28, 2020 (attached hereto as Appendix B-2), and NB Private Markets Access, by resolution duly adopted by its initial manager on September 10, 2020 (attached hereto as Appendix B-3), have authorized to cause to be prepared and to execute and file with the Commission this Application for the Order sought hereby. In accordance with Rule 0-2(c), each person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the attached Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 11th day of September 2020.

NEUBERGER BERMAN BDC LLC

By:	/s/ Christian Neira
	Name:	Christian Neira
	Title:	Authorized Signatory

NB Private Markets Fund II (Master) LLC

By:	/s/ James Bowden
	Name:	James Bowden
	Title:	Chief Executive Officer and President

NB Private Markets Fund III (Master) LLC

By:	/s/ James Bowden
	Name:	James Bowden
	Title:	Chief Executive Officer and President

NB Crossroads Private Markets Fund IV Holdings LLC

By:	/s/ James Bowden
	Name:	James Bowden
	Title:	Chief Executive Officer and President

NB Crossroads Private Markets Fund V Holdings LP

By:	/s/ James Bowden
	Name:	James Bowden
	Title:	Chief Executive Officer and President

NB Crossroads Private Markets Fund VI Holdings LP

By:	/s/ James Bowden
	Name:	James Bowden
	Title:	Chief Executive Officer and President

NB Crossroads Private Markets ACCESS FUND LLC

By:	/s/ James Bowden
	Name:	James Bowden
	Title:	Chief Executive Officer and President

NB ALTERNATIVES ADVISERS LLC

By:	/s/ Blake Rice
	Name:	Blake Rice
	Title:	Authorized Signatory

NEUBERGER BERMAN INVESTMENT ADVISERS LLC

By:	/s/ Brian Kerrane
	Name:	Brian Kerrane
	Title:	Authorized Signatory

COLUMBIA NB CROSSROADS FUND II LP
GOLDEN ROAD CAPITAL POOLING L.P.
MEP OPPORTUNITIES FUND HOLDINGS LP
NB - IOWA’S PUBLIC UNIVERSITIES LP
NB 1 PE INVESTMENT HOLDINGS LP
NB 1911 LP
NB AGI PE PORTFOLIO II FUND LP
NB ASGA FUND HOLDINGS LP
NB AYAME HOLDINGS LP
NB BLUE ENSIGN FUND LP
NB CASPIAN HOLDINGS LP
NB CPEG FUND HOLDINGS LP
NB CROSSROADS 23 LC HOLDINGS LP
NB CROSSROADS 23 MC HOLDINGS LP
NB CROSSROADS 23 SS HOLDINGS LP
NB CROSSROADS 23 VC HOLDINGS LP
NB CROSSROADS XXII – MC HOLDINGS LP
NB CROSSROADS XXII – VC HOLDINGS LP
NB CRYSTAL PE HOLDINGS LP
NB ENHANCED INCOME HOLDINGS LP
NB EURO CROSSROADS 2018 HOLDINGS SCSP
NB EURO CROSSROADS 2021 HOLDINGS SCSP
NB FLAMINGO PRIVATE DEBT LP
NB FLAT CORNER PE HOLDINGS LP
NB GEMINI FUND LP
NB GRANITE PRIVATE DEBT LP
NB GREENCASTLE LP
NB INITIUM INFRASTRUCTURE (EUR) HOLDINGS LP
NB INITIUM INFRASTRUCTURE (USD) HOLDINGS LP
NB INITIUM PE (EUR) HOLDINGS LP
NB INITIUM PE (USD) HOLDINGS LP
NB K-P LOAN PARTNERS LP
NB PA CO-INVESTMENT FUND LP
NB PD III HOLDINGS (LO) LP

NB PD III HOLDINGS (LS) LP
NB PD III HOLDINGS (UO) LP
NB PD III HOLDINGS (US) LP
NB PEP HOLDINGS LIMITED
NB PINNACOL ASSURANCE FUND LP
NB PRIVATE DEBT FUND LP
NB PRIVATE DEBT II HOLDINGS LP
NB PRIVATE EQUITY CREDIT OPPORTUNITIES HOLDINGS LP
NB REMBRANDT HOLDINGS 2018 LP
NB REMBRANDT HOLDINGS 2020 LP
NB RENAISSANCE PARTNERS HOLDINGS S.A R.L.
NB RESOF HOLDINGS LP
NB RESOF SP1 LP
NB RP CO-INVESTMENT & SECONDARY FUND LLC
NB RPPE PARTNERS LP
NB SBS US 3 FUND LP
NB SELECT OPPS III MHF LP
NB SHP FUND HOLDINGS LP
NB SOF III HOLDINGS LP
NB SOF IV CAYMAN HOLDINGS LP
NB SOF IV HOLDINGS LP
NB SOF V CAYMAN HOLDINGS LP
NB SOF V HOLDINGS LP
NB SONORAN FUND LIMITED PARTNERSHIP
NB STAR BUYOUT STRATEGY 2020 HOLDINGS LTD
NB STRATEGIC CAPITAL LP
NB STRATEGIC CO-INVESTMENT PARTNERS IV HOLDINGS LP
NB WILDCATS FUND LP
NB ZCF LP
NBAL HOLDINGS LP
NBFOF IMPACT – HOLDINGS LP
NBPD III EQUITY CO-INVEST HOLDINGS A LP
NB-SOMPO RA HOLDINGS LP
NEUB HOLDINGS LP
NEUBERGER BERMAN / NEW JERSEY CUSTOM INVESTMENT FUND III LP
NYC-NORTHBOUND EMERGING MANAGERS PROGRAM LP
NYSCRF NB CO-INVESTMENT FUND LLC

NYSCRF NB CO-INVESTMENT FUND II LLC
OLIVE CAYMAN HOLDINGS LTD
PECO-PD III BORROWER LP
SJFED PRIVATE EQUITY STRATEGIC PARTNERSHIP, L.P.
SJPF PRIVATE EQUITY STRATEGIC PARTNERSHIP, L.P.
SOLEIL 2020 CAYMAN HOLDINGS LTD
SUNBERG PE OPPORTUNITIES FUND LLC
TORANOMON PRIVATE EQUITY 1, L.P.

By:	/s/ Blake Rice
	Name:	Blake Rice
	Title:	Authorized Signatory

APPENDIX A

Below is a listing of the Existing Affiliated Funds other than the NB Proprietary Accounts. All such Existing Affiliated Funds are advised by NBAA:

1.                 Columbia NB Crossroads Fund II LP

2.                 Golden Road Capital Pooling L.P.

3.                 MEP Opportunities Fund Holdings LP

4.                 NB - Iowa’s Public Universities LP

5.                 NB 1 PE Investment Holdings LP

6.                 NB 1911 LP

7.                 NB AGI PE Portfolio II Fund LP

8.                 NB ASGA Fund Holdings LP

9.                 NB Ayame Holdings LP

10.               NB Blue Ensign Fund LP

11.               NB Caspian Holdings LP

12.               NB CPEG Fund Holdings LP

13.               NB Crossroads 23 LC Holdings LP

14.               NB Crossroads 23 MC Holdings LP

15.               NB Crossroads 23 SS Holdings LP

16.               NB Crossroads 23 VC Holdings LP

17.               NB Crossroads XXII – MC Holdings LP

18.               NB Crossroads XXII – VC Holdings LP

19.               NB Crystal PE Holdings LP

20.               NB Enhanced Income Holdings LP

21.               NB Euro Crossroads 2018 Holdings SCSp

22.               NB Euro Crossroads 2021 Holdings SCSp

23.               NB Flamingo Private Debt LP

Appendix A - 1

24.               NB Flat Corner PE Holdings LP

25.               NB Gemini Fund LP

26.               NB Granite Private Debt LP

27.               NB Greencastle LP

28.               NB Initium Infrastructure (EUR) Holdings LP

29.               NB Initium Infrastructure (USD) Holdings LP

30.               NB Initium PE (EUR) Holdings LP

31.               NB Initium PE (USD) Holdings LP

32.               NB K-P Loan Partners LP

33.               NB PA Co-Investment Fund LP

34.               NB PD III Holdings (LO) LP

35.               NB PD III Holdings (LS) LP

36.               NB PD III Holdings (UO) LP

37.               NB PD III Holdings (US) LP

38.               NB PEP Holdings Limited

39.               NB Pinnacol Assurance Fund LP

40.               NB Private Debt Fund LP

41.               NB Private Debt II Holdings LP

42.               NB PRIVATE EQUITY CREDIT OPPORTUNITIES HOLDINGS LP

43.               NB Rembrandt Holdings 2018 LP

44.               NB Rembrandt Holdings 2020 LP

45.               NB Renaissance Partners Holdings S.a r.l.

46.               NB RESOF Holdings LP

47.               NB RESOF SP1 LP

48.               NB RP Co-Investment & Secondary Fund LLC

49.               NB RPPE Partners LP

Appendix A - 2

50.               NB SBS US 3 Fund LP

51.               NB Select Opps III MHF LP

52.               NB SHP Fund Holdings LP

53.               NB SOF III Holdings LP

54.               NB SOF IV Cayman Holdings LP

55.               NB SOF IV Holdings LP

56.               NB SOF V Cayman Holdings LP

57.               NB SOF V Holdings LP

58.               NB Sonoran Fund Limited Partnership

59.               NB STAR Buyout Strategy 2020 Holdings Ltd

60.               NB Strategic Capital LP

61.               NB Strategic Co-Investment Partners IV Holdings LP

62.               NB Wildcats Fund LP

63.               NB ZCF LP

64.               NBAL Holdings LP

65.               NBFOF Impact – Holdings LP

66.               NBPD III Equity Co-Invest Holdings A LP

67.               NB-Sompo RA Holdings LP

68.               NEUB Holdings LP

69.               Neuberger Berman / New Jersey Custom Investment Fund III LP

70.               NYC-NorthBound Emerging Managers Program LP

71.               NYSCRF NB Co-Investment Fund LLC

72.               NYSCRF NB Co-Investment Fund II LLC

73.               Olive Cayman Holdings Ltd

74.               PECO-PD III BORROWER LP

75.               SJFED Private Equity Strategic Partnership, L.P.

Appendix A - 3

76.               SJPF Private Equity Strategic Partnership, L.P.

77.               Soleil 2020 Cayman Holdings Ltd

78.               SunBerg PE Opportunities Fund LLC

79.               Toranomon Private Equity 1, L.P.

Appendix A - 4

APPENDIX B-1

Resolution of the Managing Member of Neuberger Berman BDC LLC

RESOLVED, that the officers (the “Authorized Officers”) of NB Alternatives GP Holdings LLC, the managing member of Neuberger Berman BDC LLC (the “Company”), be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the U.S. Securities and Exchange Commission (the “SEC”) the Company’s Co-Investment Exemptive Application (the “Exemptive Application”) for an order of the SEC pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 under the 1940 Act, to permit certain joint transactions that otherwise may be prohibited by Section 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any such Authorized Officer in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any Authorized Officer, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing are in all respects authorized, ratified, approved, confirmed and adopted as acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as any such officer may deem necessary and to identify by such officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any such document, instrument or provision or any addition, deletion or change in any document, instrument or provision.

(Adopted on April 16, 2020)

Appendix B - 1

APPENDIX B-2

Resolution of the Boards of NB Private Markets II, NB Private Markets III, NB Private Markets IV, NB Private Markets V and NB Private Markets VI

RESOLVED, that the officers (the “Authorized Officers”) of NB Private Markets Fund II (Master) LLC, NB Private Markets Fund III (Master) LLC, NB Crossroads Private Markets Fund IV Holdings LLC, NB Crossroads Private Markets Fund V Holdings LP and NB Crossroads Private Markets Fund VI Holdings LP (each, a “Company” and, collectively, the “Companies”), be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of each Company, to cause to be executed, delivered and filed with the U.S. Securities and Exchange Commission (the “SEC”) the Companies’ Co-Investment Exemptive Application (the “Exemptive Application”) for an order of the SEC pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 under the 1940 Act, to permit certain joint transactions that otherwise may be prohibited by Section 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of each Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any such Authorized Officer in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any Authorized Officer, on or prior to the date hereof, in the name and on behalf of each Company in connection with the foregoing are in all respects authorized, ratified, approved, confirmed and adopted as acts and deeds by and on behalf of each Company; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of each Company, to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as any such officer may deem necessary and to identify by such officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any such document, instrument or provision or any addition, deletion or change in any document, instrument or provision.

(Adopted on July 28, 2020)

Appendix B - 2

APPENDIX B-3

Resolution of the Initial Manager of NB Private Markets Access

RESOLVED, that the officers (the “Authorized Officers”) of NB Crossroads Private Markets Access Fund LLC (the “Company”), be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the U.S. Securities and Exchange Commission (the “SEC”) the Company’s Co-Investment Exemptive Application (the “Exemptive Application”) for an order of the SEC pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 under the 1940 Act, to permit certain joint transactions that otherwise may be prohibited by Section 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any such Authorized Officer in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any Authorized Officer, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing are in all respects authorized, ratified, approved, confirmed and adopted as acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as any such officer may deem necessary and to identify by such officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any such document, instrument or provision or any addition, deletion or change in any document, instrument or provision.

(Adopted on September 10, 2020)

Appendix B - 3